Exhibit 99.1

Lifezone Metals Provides an Operational Update

New Staging Plan for the Kabanga Nickel Project to Enhance Capital Efficiency and Optimize Economics

Kabanga Definitive Feasibility Study Expected to be Completed in Mid-Year 2025

April 1, 2025

New York (USA) – Lifezone Metals Limited’s (NYSE: LZM) Chief Executive Officer, Chris Showalter, announces an operational update on recent activities at its Kabanga Nickel Project, located in northwest Tanzania, and its U.S.-based platinum, palladium and rhodium (“PGM”) recycling project.

Highlights:

●	New Kabanga staging plan: Following an evaluation of alternative scenarios, the Definitive Feasibility Study base case will include the initial construction of the full-scale 3.4 million tonnes per year underground mine and concentrator at Kabanga, followed by the construction of the Hydromet refinery at Kahama. This new plan aims to enhance capital efficiency and optimized project economics in response to challenging market conditions.

●	Definitive Feasibility Study progress: The Kabanga Nickel Project Definitive Feasibility Study is expected to be completed in mid-year 2025.

●	Important strategic partnerships: Continued collaboration with: BHP, the Government of Tanzania, and U.S. International Development Finance Corporation for the Kabanga Nickel Project (“DFC”); and Glencore for the U.S.-based PGM recycling project.

●	Offtake discussions ongoing: Lifezone is actively engaged in a competitive process for the sale of nickel, copper and cobalt from the Kabanga Nickel Project through its portion of marketing rights, facilitated by the Japan Organization for Metals and Energy Security (“JOGMEC”). Lifezone has also been invited to apply for the Export-Import Bank of the United States’ Supply Chain Resiliency Initiative (“SCRI”).

LZM OPERATIONAL UPDATE 2025 04 01	1

Mr. Showalter commented: “The nickel market has faced significant challenges due to supply dominance by Indonesia, which has impacted prices and necessitated a recast of our development plans for Kabanga. In September 2024, the Kabanga Definitive Feasibility Study was completed to a very high technical level, but under the current market conditions we were prompted to consider alternative development options to bring Kabanga online.”

“The new staging plan is designed to enhance capital efficiency and optimize Project economics. We look forward to completing the Definitive Feasibility Study in mid-year 2025 and delivering long-term value for our shareholders and stakeholders.”

New staging plan for the Kabanga Nickel Project for enhanced capital efficiency

Through detailed analysis of multiple development scenarios, a new staging plan has been carefully evaluated to enhance capital efficiency and optimize economics of the Kabanga Nickel Project. The new staging plan involves the initial construction of the full-scale 3.4 million tonnes per year underground mine and concentrator at the Kabanga site, followed by the construction of the Hydromet refinery at Kahama. This compares to the previous plan which included two phases of development: a 1.7 million tonne per year Phase 1 and an additional 1.7 million tonne per year Phase 2 expansion of both the mine/concentrator and refinery (refer to Lifezone’s February 26, 2024 news release).

Key benefits of the new staging plan include:

●	Increased capital efficiency: Staging allows for more efficient allocation of capital, reducing initial expenditures while maximizing returns.

●	Enhanced initial cash flows: By starting at the optimized mine size (i.e., doubling the mine size upfront versus the phased development plan), the Project is expected to generate greater cash flows from an earlier stage, accelerating the opportunity for capital repayment and the payout of benefits to all stakeholders and partners.

●	Improved economic outcomes: The anticipated economics are expected to be more robust at current metals prices.

●	Enhanced bankability: The increased capital efficiency and economics are expected to make the project more attractive for future funding from debt and equity investors.

As part of the new staging plan, a Hydromet demonstration plant is expected to be constructed at the Kahama site, before being replaced by a full-scale refinery. The demonstration plant concept is a critical component of the strategy to de-risk the Project for existing partners and potential financiers, providing valuable data and insights.

LZM OPERATIONAL UPDATE 2025 04 01	2

Tanzania continues to support the development of the Kabanga Nickel Project

The new staging plan has been presented to the Government of Tanzania, and they have continued to express their overall support for the development of the Project. The Tanzanian Mining Commission has commenced their review of a report on the feasibility study in accordance with an important condition of the Kabanga Nickel Project Special Mining Licence.

Hon. Anthony Mavunde, Tanzanian Minister of Minerals, emphasized the importance of the Kabanga Nickel Project, stating: “This is a high-impact project for Tanzania’s mining sector. We are committed to resolving outstanding matters through the Government’s negotiation team, and we expect the investor to ensure all necessary steps are completed promptly so that mine development can begin without delay.”

Kabanga’s updated Definitive Feasibility Study expected in mid-year 2025

The updated Definitive Feasibility Study is being led by DRA Global – an international multi-disciplinary engineering, project delivery, and operations management group primarily focused on the mining industry. Lifezone expects to release the Definitive Feasibility Study results in mid-year 2025.

In response to recent market conditions, Lifezone has undertaken a rightsizing of operations, which includes optimizing its workforce to improve and maintain financial discipline. This strategic decision was made to ensure the Company remains cost-effective during this period of cyclically low nickel prices and increased market volatility.

Lifezone and Glencore advance PGM recycling project amid U.S. policy boost

The Lifezone and Glencore partnership continues to make steady progress on the U.S. automotive catalytic converter recycling project, with pilot work having advanced to the solvent extraction and ion exchange phase. The recent focus has been on recovery testing of different grading feedstock, with industry-leading Hydromet results achieved to date. Efforts remain ongoing to complete the pilot work and prepare the feasibility study before year-end 2025.

The partnership is working on site selection for the commercial plant and due diligence is ongoing. Additionally, Lifezone is exploring options to secure adequate feedstock volumes for its commercial plant and increasing margins.

Critically, the recent U.S. Executive Order on increasing domestic critical minerals production aligns well with Lifezone’s domestic PGM recycling strategy. Lifezone is assessing how it can benefit from the potential incentives provided by this order.

LZM OPERATIONAL UPDATE 2025 04 01	3

Contact

Investor Relations – North America Evan Young SVP: Investor Relations & Capital Markets evan.young@lifezonemetals.com	Investor Relations – Europe Ingo Hofmaier Chief Financial Officer ingo.hofmaier@lifezonemetals.com

If you would like to sign up for Lifezone Metals news alerts, please register here.

Social Media

LinkedIn | X | YouTube

About Lifezone Metals

Lifezone Metals (NYSE: LZM) is committed to delivering cleaner and more responsible metals production and recycling. Through the application of our Hydromet Technology, we offer the potential for lower energy consumption, lower emissions and lower cost metals production compared to traditional smelting.

Our Kabanga Nickel Project in Tanzania is believed to be one of the world’s largest and highest-grade undeveloped nickel sulfide deposits. By pairing it with our Hydromet Technology, we are working to unlock a new source of LME-grade nickel, copper and cobalt for the global battery metals markets, to empower Tanzania to achieve full in-country value creation and become the next premier source of Class 1 nickel.

Through our US-based recycling partnership, we are working to demonstrate that our Hydromet Technology can process and recover platinum, palladium and rhodium from responsibly sourced spent automotive catalytic converters. Our process is expected to be cleaner and more efficient than conventional smelting and refining methods, enabling the circular economy for precious metals.

www.lifezonemetals.com

Forward-Looking Statements

Certain statements made herein are not historical facts but may be considered “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995 regarding, amongst other things, the plans, strategies, intentions and prospects, both business and financial, of Lifezone Metals Limited and its subsidiaries.

Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. Forward-looking statements may be accompanied by words such as “believes,” “estimates,” “expects,” “predicts,” “projects,” “forecasts,” “may,” “might,” “will,” “could,” “should,” “would,” “seeks,” “plans,” “scheduled,” “possible,” “continue,” “potential,” “anticipates” or “intends” “or the negatives of these terms or variations of them or similar terminology or expressions that predict or indicate future events or trends or that are not statements of historical matters; provided that the absence of these does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding future events, the estimated or anticipated future results of Lifezone Metals, future opportunities for Lifezone Metals, including the efficacy of Lifezone Metals’ hydrometallurgical technology (Hydromet Technology) and the development of, and processing of mineral resources at, the Kabanga Nickel Project, and other statements that are not historical facts.

LZM OPERATIONAL UPDATE 2025 04 01	4

These statements are based on the current expectations of Lifezone Metals’ management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on, by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Lifezone Metals and its subsidiaries. These statements are subject to a number of risks and uncertainties regarding Lifezone Metals’ business, and actual results may differ materially. These risks and uncertainties include, but are not limited to: general economic, political and business conditions, including but not limited to the economic and operational disruptions; global inflation and cost increases for materials and services; reliability of sampling; success of any pilot work; capital and operating costs varying significantly from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; changes in government regulations, legislation and rates of taxation; inflation; changes in exchange rates and the availability of foreign exchange; fluctuations in commodity prices; delays in the development of projects and other factors; the outcome of any legal proceedings that may be instituted against the Lifezone Metals; our ability to obtain additional capital, including use of the debt market, future capital requirements and sources and uses of cash; the risks related to the rollout of Lifezone Metals’ business, the efficacy of the Hydromet Technology, and the timing of expected business milestones; the acquisition of, maintenance of and protection of intellectual property; Lifezone’s ability to achieve projections and anticipate uncertainties (including economic or geopolitical uncertainties) relating to our business, operations and financial performance, including: expectations with respect to financial and business performance, future operating results, financial projections and business metrics and any underlying assumptions; expectations regarding product and technology development and pipeline and market size; expectations regarding product and technology development and pipeline; future acquisitions, partnerships, or other relationships with third parties; maintaining key strategic relationships with partners and customers; the timing and significance of contractual relationships; the effects of competition on Lifezone Metals’ business; the ability of Lifezone Metals to execute its growth strategy, the development and processing of the mineral resources at the Kabanga Nickel Project; obtaining additional capital, including use the debt market, future capital requirements, and sources and uses of cash; manage growth profitably and retain its key employees; the ability of Lifezone Metals to reach and maintain profitability; enhancing future operating and financial results; complying with laws and regulations applicable to Lifezone Metals’ business; Lifezone Metals’ ability to continue to comply with applicable listing standards of the NYSE; the ability of Lifezone Metals to maintain the listing of its securities on a U.S. national securities exchange; our ability to comply with applicable laws and regulations; stay abreast of accounting standards, or modified or new laws and regulations applying to our business, including privacy regulation; and other risks that will be detailed from time to time in filings with the U.S. Securities and Exchange Commission (SEC) meeting future liquidity requirements and complying with restrictive covenants related to long-term indebtedness; and dealing effectively with litigation, complaints, and/or adverse publicity.

The foregoing list of risk factors is not exhaustive. There may be additional risks that Lifezone Metals presently does not know or that Lifezone Metals currently believes are immaterial that could also cause actual results to differ from those contained in forward-looking statements. In addition, forward-looking statements provide Lifezone Metals’ expectations, plans or forecasts of future events and views as of the date of this communication. Lifezone Metals anticipates that subsequent events and developments will cause Lifezone Metals’ assessments to change.

These forward-looking statements should not be relied upon as representing Lifezone Metals’ assessments as of any date subsequent to the date of this communication. You should not place undue reliance on forward-looking statements in this communication, which are based upon information available to us as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. In all cases where historical performance is presented, please note that past performance is not a credible indicator of future results.

Except as otherwise required by applicable law, we disclaim any obligation to publicly update or revise any forward-looking statement to reflect changes in underlying assumptions or factors, new information, data, or methods, future events, or other changes after the date of this communication.

LZM OPERATIONAL UPDATE 2025 04 01	5